Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Midland States Bancorp, Inc. of our report dated February 27, 2019 relating to the consolidated balance sheets as of December 31, 2018 and 2017 and the consolidated statements of income, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2018, and effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Midland States Bancorp, Inc. for the year ended December 31, 2018.

/s/ Crowe LLP

Indianapolis, Indiana
May 9, 2019